EXHIBIT 4.21

MANAGEMENT SERVICES AGREEMENT

THIS AGREEMENT is dated as of the 31st day of January, 2006.

BETWEEN:

WHITE KNIGHT RESOURCES LTD., a company incorporated
under the laws of British Columbia and having its office at 922 - 510
West Hastings Street, Vancouver, British Columbia V6B 1L8

(the “Company”)

OF THE FIRST PART

AND:

RAND EDGAR INVESTMENT CORP., a company incorporated
under the laws of British Columbia and having its office at 2200 - 885
West Georgia Street, Vancouver, British Columbia, V6C 3E8.

(“Rand Edgar”)

OF THE SECOND PART

WHEREAS: The Company and its subsidiaries carry on the business of mineral exploration and development in the United States and elsewhere and the Company wishes to retain Rand Edgar as an independent contractor to provide certain management consulting services to the Company on the terms and conditions of this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the mutual covenants and agreements contained herein the parties hereto covenant and agree as follows:

1.	ENGAGEMENT

1.1                         Engagement of Rand Edgar. The Company hereby retains and engages Rand Edgar and Rand Edgar hereby accepts such retainer and engagement to perform the services described in Section 2 hereof on the terms and conditions hereinafter set forth (the “Engagement”).

1.2                         Period of Engagement. The period of Rand Edgar’s Engagement under this Agreement (the “Period of Engagement”) shall commence on the date hereof and shall expire on December 31, 2008, (the “Initial Term”) unless otherwise terminated or extended as set forth herein.

1.3                         Extension of Term. This Agreement will automatically be extended for an additional 24 month period after expiry of the Initial Term (each an “Extended Term”) unless the Company provides Rand Edgar with a written notice (the “Expiry Notice”) to terminate this Agreement at least sixty (60) days prior to the expiry of the Initial Term or the Agreement is otherwise terminated as set forth herein. If this Agreement continues for one or more Extended Terms, the terms of the retainer and Engagement will continue to be as set out herein and this Agreement will remain in full force for each Extended Term unless the parties agree otherwise in writing.

2.	SERVICES

2.1                         Services. During the Period of Engagement, Rand Edgar will provide certain management consulting services to the Company and its subsidiaries (collectively referred to as the “Company”) as may be requested by and at the direction of the President and Chief Executive Officer of the Company (“CEO”) or the board of directors of the Company (the “Board”) from time to time and as are reasonably within the expertise and experience of Rand Edgar and its designated personnel including:

(a)	guidance and advice with respect to strategic planning, future growth, projects and business activities;
(b)	guidance and advice in relation to the day to day operations and business of the Company;
(c)	guidance and advice concerning proposed acquisitions, divestitures, joint ventures and business combinations;
(d)	guidance and advice concerning any mineral properties owned by the Company or interests in mineral properties to be acquired by the Company;
(e)	guidance and advice in connection with communications with investment dealers, advisors and regulatory bodies having jurisdiction over the Company; and
(f)	other mutually agreed services.

Rand Edgar will not provide legal advice to the Company.

2.2                         Performance of Engagement. The Engagement to be performed by Rand Edgar will be performed only by appropriately qualified and experienced members of Rand Edgar’s personnel based in British Columbia.

2.3                         Designated Employees. The Rand Edgar employees who will be provided to fulfil the Engagement (the “Designated Employees”) will initially be Brian D. Edgar and William Rand. Rand Edgar may offer to provide the services of someone with equal or greater skills for the Engagement, subject to the Company’s right to terminate the Agreement hereunder.

3.	FEES

3.1                         Base Fee. During the Period of Engagement, the Company shall pay Rand Edgar a total base fee (the “Base Fee”) at the rate of CDN$ 2,000 per month payable at the option of Rand Edgar, bi-monthly on the 15th and the last day of every month or monthly in arrears on the last day of each month and Rand Edgar shall provide the Company with an invoice for the Base Fee on a monthly basis. The amount of Rand Edgar’s Base Fee shall be subject to annual review by the Board, provided that the level of such Rand Edgar’s Base Fee shall not be subject to reduction. While the Company guarantees the total amount of Rand Edgar’s Base Fee, such payment may be satisfied in whole or in part by payments from the Company’s subsidiaries.

3.2                         Annual Incentive Fee. In addition to the Base Fee provided for in Section 3.1 hereof, Rand Edgar shall be eligible for an annual incentive fee (the “Annual Incentive Fee”). The amount to be awarded each year is subject to the discretion of the Board based on its assessment of Rand Edgar’s and the Designated Employees’ performance during each fiscal year of the Company. Such Annual Incentive Fee may be satisfied in whole or in part by payments from the Company’s subsidiaries and may be payable in shares of the Company at the option of the Board.

3.3                          Long Term Incentive Fee.   Brian D. Edgar, a principal of Rand Edgar, shall be entitled to a grant of stock options to purchase up to an aggregate of 1,175,000 common shares of the Company to be granted in one or more traunches at prevailing market prices at the time of grant and on terms that may be determined by the directors of the Company and to be described in the stock options agreements with the Company and the Company’s Stock Option Plan and such additional stock option grants as the Company may determine in its sole discretion. The options shall have a maximum term equal to five years and will immediately vest following the date of grant, provided that any shares issued on exercise of the stock options will be subject to resale restrictions under applicable laws. The Company shall not be under any obligation to grant additional stock options to Brian D. Edgar following the grant of that number of options described in this section 3.3 regardless of expiry or exercise of such options.

4.	EXPENSES

4.1                         Reimbursement of Expenses. The Company will pay or reimburse Rand Edgar for such reasonable travel, entertainment or other business expenses as may be incurred on behalf of the Company during the Period of Engagement in connection with the performance of its duties hereunder, but only to the extent that such expenses were either specifically authorized by the Company prior to incurring the expenses, and provided that Rand Edgar shall furnish the Company with such evidence relating to such expenses as the Company may reasonably require to substantiate such expenses for tax purposes.

4.2                         Taxes. The Company shall be responsible for payment of any goods and services taxes, sales tax, value-added tax, or other taxes eligible on any of the charges provided for in this Agreement, all of which charges will be in addition to the charges set forth elsewhere in this Agreement.

5.	TERMINATION OF ENGAGEMENT

5.1                         Circumstances of Termination. Notwithstanding the terms set forth in Section 1. hereof, the Engagement may be terminated under any of the following circumstances:

(a)

Change of Designated Employee. At the Option of the Company in the event that the Designated Employees change from Brian D. Edgar and William Rand or they are unable to perform the services as a result of death or permanent disability;

(b)	Cause. At the option of the Company upon the occurrence of any action set forth below (“Cause”). “Cause” shall mean:
(i)	Rand Edgar’s or the any of the Designated Employee’s conviction for, or guilty plea to, any criminal offence. An “offence” means:
•	a summary conviction or indictable offence under the Criminal Code (Canada);
•

a quasi-criminal offence (for example under the Income Tax Act (Canada), the Immigration Act (Canada) or the tax, immigration, drugs, firearms, money laundering or securities legislation of any jurisdiction; or

•	a misdemeanour or felony under the criminal legislation of the United States of America, or any state or territory therein or an offence under the criminal legislation of any other jurisdiction;
(ii)

Rand Edgar’s or any of the Designated Employee’s engagement in conduct that constitutes willful neglect or willful misconduct in carrying out his duties under this Agreement, resulting, in either case, in material harm to the financial condition or reputation of the Company and its subsidiaries (considered on an aggregate basis);

(iii)	Rand Edgar’s or any of the Designated Employee’s willful breach of Sections 8, 9 or 10 of this Agreement;
(iv)

Rand Edgar’s or any of the Designated Employee’s failure to substantially perform the services to be rendered by Rand Edgar hereunder after receipt of written notice from the CEO or the Board and a reasonable opportunity (but in no event more than 15 days after notice was delivered) for Rand Edgar or any of its Designated Employees to cure such non-performance; or

(v)

Rand Edgar’s or any of the Designated Employee’s failure to adhere to, or take affirmative steps to carry out, any legal and proper directive of the CEO or the Board, after receipt of written notice from the Board and a reasonable opportunity (but in no event more than 15 days after notice was delivered) to cure such non-adherence or failure to act.

(c)

Not for Cause. At the option of the Company at any time for any reason other than those referred to above or for no reason at all, whereupon the Company shall become obligated to make those payments set forth in Section 6.1(c) hereof, provided that in the event that a Takeover of Control (as hereinafter defined) occurs within 6 months of termination of the Engagement pursuant to Section 5.1(c), the Engagement shall be deemed to have been terminated pursuant to section 5.1(e) and the Company shall be obligated to make those payments set forth in Section 6.1(d).

(d)	On Notice. At the option of Rand Edgar on providing to the Company 30 days prior written notice in accordance with section 5.2.
(e)	Change of Control. At the option of Rand Edgar or the Company at any time within 60 days following a takeover of control (a “Takeover of Control”). Takeover of Control shall mean:
(i)

the acquisition directly or indirectly by any person or group of persons acting in concert, as such terms are defined in the Securities Act, British Columbia, of common shares of the Company which, when added to all other common shares of the Company at the time held directly or indirectly by such person or persons acting in concert, totals for the first time 50% of the outstanding common shares of the Company; or

(ii)

the removal, by extraordinary resolution of the shareholders of the Company, of more than 51% of the then incumbent directors of the Company, or the election of a majority of directors to the Company’s board who were not nominees of the Company’s incumbent board at the time immediately preceding such election.

5.2                         Notice of Termination. Any termination of Rand Edgar’s engagement by Rand Edgar or the Company (other than termination pursuant to Section 5.1(a) hereof) shall be communicated by written Notice of Termination in accordance with Section 11.2. For purposes of this Agreement, a “Notice of Termination” shall mean a notice terminating Rand Edgar’s engagement by either party. If a Notice of Termination is given by the Company or Rand Edgar, such notice shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances that provide a basis for termination of Rand Edgar’s engagement under the provision so indicated. For purposes of this Agreement, the “Date of Termination” shall be the date on which the Notice of Termination is delivered except that with respect to Section 5.1(a) the “Date of Termination” shall be the date of any of the Designated Employee’s death, and with respect to Section 5.1(d), the “Date of Termination” shall be the date of Termination specified in the Notice of Termination, such date to be at least 30 days from the date of delivery of the Notice of Termination.

6.	PAYMENTS UPON TERMINATION OF ENGAGEMENT

6.1                         Payments. In the event that Rand Edgar’s engagement is terminated prior to the Initial Term (including any extension thereof), the Period of Engagement shall expire as of the Date of Termination.

(a)

If the Company terminates Rand Edgar’s engagement for Cause or if Rand Edgar voluntarily terminates its engagement in accordance with Section 6.1(d), the Company’s obligation to compensate Rand Edgar shall in all respects cease as of the Date of Termination, except that the Company shall pay Rand Edgar the Base Fee accrued under Section 3.1 and the reimbursable expenses incurred under Section 4 of this Agreement up to such Date of Termination (the “Accrued Obligations”);

(b)

If Rand Edgar’s engagement is terminated pursuant to Section 5.1(a), the Company’s obligation to compensate Rand Edgar shall in all respects cease as of the Date of Termination, except that within 30 days after the Date of Termination the Company shall pay Rand Edgar the Accrued Obligations; and

(c)

If Rand Edgar’s engagement is terminated by the Company pursuant to Section 5.1(c), the Company’s obligation to compensate Rand Edgar shall in all respects cease, except that within 30 days after the Date of Termination the Company shall pay Rand Edgar the Accrued Obligations and the Company shall:

(i)

if Rand Edgar has been engaged hereunder by the Company for a period of less than 12 months from the date of this Agreement, pay to Rand Edgar a termination fee equal to 3 months Base Fee payable hereunder;

(ii)

if Rand Edgar has been engaged hereunder by the Company for a period of more than 12 months from the date of this Agreement, pay to Rand Edgar a termination fee equal to 4 months Base Fee payable hereunder, and one additional month Base Fee payable hereunder for each subsequent year from the date of this Agreement that Rand Edgar has been engaged hereunder;

(d)

If Rand Edgar’s engagement is terminated pursuant to Section 5.1(e) or is deemed to be terminated pursuant to Section 5.1(e), the Company’s obligation to compensate Rand Edgar shall in all respects cease, except that within 30 days after the Date of Termination the Company shall pay Rand Edgar the Accrued Obligation together with a termination fee equal to 24 months Base Fee payable hereunder.

6.2                         Release and Satisfaction. With respect to Rand Edgar and the Designated Employees, their respective heirs and their successors and assigns, upon payment by the Company of the amounts provided under Section 6.1 hereof, shall release, relinquish and forever discharge the Company and its subsidiaries, any director, officer, executive, shareholder or agent of the Company and its subsidiaries from any and all claims, damages, losses, costs, expenses, liabilities or obligations, whether known or unknown (other than any such claims, damages, losses, costs, expenses, liabilities or obligations, which Rand Edgar or the Designated Employees have incurred or suffered or may incur or suffer as a result of Rand Edgar’s engagement by the Company or the termination of such engagement other than as a result of the gross negligence of the Company. As a condition for making any payments provided under Section 6 hereof, the Company may require Rand Edgar and the Designated Employees to execute a release reconfirming its agreement with the provisions of this Section 6.2.

6.3                         Effect on this Agreement. Any termination of Rand Edgar’s engagement and any expiration of the Period of Engagement under this Agreement shall not affect the continuing operation and effect of Sections 6.2, 8, 9 and 10 hereof, which shall continue in full force and effect with respect to the Company, Rand Edgar and its successors and assigns. Nothing in Section 6 hereof shall be deemed to operate or shall operate as a release, settlement of discharge of any liability to the Company or others from any action or omission by Rand Edgar enumerated in Section 5.1(b) hereof as a possible basis for termination of Rand Edgar’s engagement for Cause.

7.	RELATIONSHIP OF THE COMPANY AND RAND EDGAR

7.1                         The Company acknowledges that during the Period of Engagement Rand Edgar may engage in other business activities for gain, profit or other pecuniary advantage, including without limitation, the provision of services to other public and private companies similar or identical to those to be rendered to the Company provided that such activities do not conflict with or interfere in any way with the Engagement of Rand Edgar to the Company hereunder.

7.2                         Rand Edgar will and will cause its Designated Employees to perform all services on behalf of the Company hereunder as an independent contractor, and neither the Designated Employees nor Rand Edgar nor any of its directors, officers, employees, agents or services will, in the performance of the services hereunder, be considered to be partners, employees or servants of the Company or, except to the extent permitted hereunder, as agents of the Company. To the extent necessary to permit Rand Edgar and the Designated Employees to perform the services required hereunder, the Company will provide evidence of the authority of Rand Edgar and its Designated Employees hereunder.

8.	ACCESS TO INFORMATION

8.1                         Confidential Information. This Agreement applies to all data, records, reports, opinions, charts, samples, documents, and all other information whatsoever (the “Information”), whether in written, oral or electronic form, and whether or not noted thereon to be confidential, pertaining to the business and affairs of the Company disclosed or provided to Rand Edgar, its directors, officers, employees or agents, or to which Rand Edgar, its directors, officers, employees, or agents are given access by the Company or its directors, officers, employees or agents, except that this Agreement shall not apply to, and the Information shall not include:

(a)	information which at the date hereof is disclosed in the public domain;
(b)	information which after the date hereof is published or otherwise becomes part of the public domain through no fault or action of Rand Edgar or any of its directors, officers, employees or agents;
(c)

information which Rand Edgar can prove was in its possession prior to the date hereof and was not acquired by Rand Edgar directly or indirectly from the Company or anyone under an obligation of confidentiality to the Company; and

(d)	information received by Rand Edgar without restriction as to disclosure from a third party who has the lawful right to disclose the same.

8.2                         Agreement to Keep Information Confidential. Rand Edgar acknowledges the confidential and proprietary nature of the Information and will keep all Information in strict confidence and will not disclose or dispose of any of the Information to any third party provided that:

(a)

Information may be disclosed to those of Rand Edgar’s directors, officers, employees and agents who need to know the Information for the purposes of Rand Edgar evaluating and assessing the Information, all of whom shall be directed by Rand Edgar to treat the Information confidentially pursuant to this Agreement;

(b)

Rand Edgar may disclose the Information pursuant to the order of any government, judicial or regulatory authority after giving prior notice to the Company and marking the Information to show that it is confidential to Rand Edgar under the terms of this Agreement; and

(c)	any disclosure of Information may be made to which the Company gives its prior written consent.
9.	USE OF CONFIDENTIAL INFORMATION

9.1                         Restricted Use of Information. Rand Edgar and its directors, officers, employees and agents will use the Information only for the purpose of assessing and furthering their own knowledge of the Company’s business and affairs in order to provide the services under the Engagement and for no other purpose. Rand Edgar acknowledges that it, and its directors, officers and employees, are in a special relationship with the Company.

9.2                         Information the Property of the Company. All documents, information or other material relating to the business of the Company prepared or received by Rand Edgar during the continuance of this Agreement shall be the property of the Company. Rand Edgar shall and shall cause its directors, officers, employees and agents, upon termination of this Agreement, immediately deliver up to the Company all such documents, information and materials (including but not limited to correspondence, documents, papers and other property) belonging to the Company which may be in the possession or control of Rand Edgar.

10.	COVENANT NOT TO COMPETE: NO SOLICITATION

10.1                       Rand Edgar not to Compete. Rand Edgar acknowledges and recognizes the highly competitive nature of the Company’s business and, in consideration of the payment by the Company to Rand Edgar of amounts that may hereafter be paid to Rand Edgar pursuant to Section 6.1 hereof, Rand

Edgar agrees that during the period beginning on the Date of Termination and ending on the first anniversary of the Date of Termination and irrespective of the circumstances under which Rand Edgar’s Engagement by the Company terminates, none of Rand Edgar or any of its directors, officers, employees or agents will engage, directly or indirectly, in any business conducted by the Company within 20 kilometres of the exterior boundaries of any mineral properties in which the Company has an interest or proposes to acquire an interest as of the Date of Termination. For purposes of this Agreement, the phrase “engage, directly or indirectly” shall mean engaging directly or having an interest, directly or indirectly, as owner, partner, shareholder, employee, independent contactor, capital investor, lender, renderer of consultation services or advice or otherwise (other than as the holder of less than 5% of the outstanding stock of a publicly-traded corporation), either alone or in association with others, in the operation of any aspect of any type of business or enterprise engaged in any aspect of the business conducted by the Company;

10.2                       Rand Edgar not to Solicit. Rand Edgar agrees that during the term of this Agreement (including any extensions thereof) and irrespective of the circumstances under which Rand Edgar’s engagement by the Company terminates, it shall not:

(a)	directly or indirectly solicit or attempt to solicit any of the employees, agents or representatives of the Company or affiliates of the Company to leave any of such entities; or
(b)

directly or indirectly solicit or attempt to solicit any of the employees, agents or representatives of the Company or affiliates of the Company to become employees, agents or representatives of any other person or entity.

10.3                       Non-Disparagement; Litigation Assistance. Rand Edgar and the Company agree that after the Date of Termination, neither shall make or cause to be made, directly or indirectly, any disparaging or derogatory statements about the other or any of their directors, officers, employees, shareholders or agents. Rand Edgar also agrees that after the Date of Termination, it shall, at the request of the Company, render all assistance and perform all lawful acts that the Company considers necessary or advisable in connection with any litigation involving the Company or any director, officer, employee, shareholder, agent, representative, consultant, customer or vendor of the Company. In the event that the Company requests Rand Edgar’s assistance under this Section 10.3, the Company shall promptly pay or reimburse it for such reasonable travel expenses as he may incur in connection with rendering assistance thereunder.

10.4                       Definition of the Company. For purposes of this Section 10, the term the “Company” shall include the Company and any and all of its subsidiaries, ventures or affiliates.

10.5	Enforcement
(a)

The parties hereto agree and acknowledge that the covenants and agreements contained herein are reasonably necessary in duration and scope to protect the reasonable competitive business interests of the Company.

(b)

Rand Edgar agrees that the covenants and undertakings contained in Sections 8, 9 and 10 of this Agreement relate to matters which are of a special, unique and extraordinary character and the Company cannot be reasonably or adequately compensated in damages in an action at law in the event Rand Edgar breaches any of these covenants or undertakings. Therefore, Rand Edgar agrees that the Company shall be entitled, as a matter of course, without the need to prove irreparable injury, to an injunction, restraining order or other equitable relief from any court of competent jurisdiction, restraining any violation or threatened violation of any of such terms by Rand Edgar and such other persons as the court shall order.

(c)	Rights and remedies provided for in this Agreement are cumulative and shall be in addition to rights and remedies otherwise available to the parties under any other agreement or applicable law.
(d)

In the event that any provision of this Agreement shall to any extent be held invalid, unreasonable or unenforceable in any circumstances, the parties hereto agree that the remainder of this Agreement and the application of such provision of this Agreement to other circumstances shall be valid and enforceable to the fullest extent permitted by law. If any provision of this Agreement, or any part thereof, is held to be unenforceable because of the scope or duration of or the area covered by such provision, the parties hereto agree that the court or arbitrator making such determination shall reduce the scope, duration and/or area of such provision (and shall substitute appropriate provisions for any such unenforceable provisions) in order to make such provision enforceable to the fullest extent permitted by law, and/or shall delete specific words and phrases, and such modified provision shall then be enforceable and shall be enforced. The parties hereto recognize that if, in any judicial proceeding, a court shall refuse to enforce any of the separate covenants contained in this Agreement, then that unenforceable covenant contained in this Agreement shall be deemed eliminated from these provisions to the extent necessary to permit the remaining separate covenants to be enforced. In the event that any court or arbitrator determines that the time period or the area, or both, are unreasonable and that any of the covenants is to that extent unenforceable, the parties hereto agree that such covenants will remain in full force and effect, first, for the greatest time period, and second, in the greatest geographical area that would not render them unenforceable.

11.	MISCELLANEOUS

11.1                       Key Man Insurance. Rand Edgar recognizes and acknowledges that the Company or its affiliates may seek and purchase one or more policies providing key man life insurance with respect to the Designated Employees, the proceeds of which would be payable to the Company or such affiliate. Rand Edgar shall cause the Designated Employees to consent to the Company or its affiliates seeking and purchasing such insurance and will provide such information, undergo such medical examinations (at the Company’s expense), execute such documents, and otherwise take any and all actions necessary or desirable in order for the Company or its affiliates to seek, purchase and maintain in full force and effect such policy or policies.

11.2                       Notice. Any notice required or permitted to be given hereunder shall be given in writing and shall be deemed sufficiently given if sent by Federal Express or other similar courier service, or via facsimile transmission addressed to the addressee at his or its address last provided to the sender in writing by the addressee for purposes of receiving notice hereunder or, unless or until such address shall be so furnished, to the address indicated opposite his or its signature to this Agreement. For purposes of this Agreement, notice sent in conformity with this Section 11.2 shall be deemed to have been received on the third business day following the date on which such notices are so sent.

11.3                        Modification and No Waiver of Breach. No waiver or modification of this Agreement shall be binding unless it is in writing signed by the parties hereto. No waiver by a party of a breach hereof by the other party shall be deemed to constitute a waiver of a future breach, whether of a similar or dissimilar nature, except to the extent specifically provided in any written waiver under this Section 11.3

11.4                         Governing Law. This Agreement shall be governed by and construed and interpreted in accordance with the laws of the Province of British Columbia and all questions relating to the validity and performance hereof and remedies hereunder shall be determined in accordance with such law.

11.5                       Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same agreement.

11.6                       Captions. The captions used herein are for ease of reference only and shall not define or limit the provisions hereof.

11.7                       Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto relating to the matters encompassed hereby and supersedes any prior oral or written agreements.

11.8                       Further Assurances. The parties shall execute all other documents and do all further things as may be necessary to carry out and give effect to the intent of this Agreement.

11.9                       Severability. Should any part of this Agreement be declared or held invalid for any reason, that invalidity shall not affect the validity of the remainder which shall continue in full force and effect and be construed as if this Agreement had been executed without the invalid portion.

11.10	Time of Essence. Time shall be of the essence of this Agreement.

11.11                     Enurement. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

11.12                     Assignment. The rights of the Company under this Agreement may, without the consent of Rand Edgar, be assigned by the Company to any person, firm, corporation, or other business entity which at any time, whether by purchase, merger, or otherwise, directly or indirectly, acquires all or material portions of the stock, assets or any line of business of the Company. Despite any such assignment, the Company will remain liable for any obligations arising under this Agreement.

11.13                     Non-Transferability of Interest. In the absence of consent by the Company, which shall not be unreasonably withheld, none of the rights of Rand Edgar to receive any form of fees or compensation payable pursuant to this Agreement shall be assignable or transferable. Any attempted assignment, transfer, conveyance, or other disposition of any interest in the rights of Rand Edgar to receive any form of compensation to be made by the Company pursuant to this Agreement shall be void.

11.14                     Jurisdiction; Venue. The parties hereto irrevocably and unconditionally submit to the exclusive jurisdiction of any court sitting in the province of British Columbia over any suit, action or proceeding arising out of or relating to this Agreement. Service of any process, summons, notice or document by registered mail addressed to any party shall be effective service of process for any action, suit or proceeding brought against such party in any such court. The parties hereto, irrevocably and unconditionally waive any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. A final judgment in any suit, action or proceeding brought in any such court shall be conclusive and binding upon the parties and may be enforced in any other courts to whose jurisdiction a party is or may be subject, by suit upon such judgment.

IN WITNESS WHEREOF, this Agreement has been duly executed and is effective as of this 20th day of March, 2006.

Address for notices:

922 - 510 West Hastings Street, Vancouver,
British Columbia V6B 1L8

Attention: Board of Directors
Fax: (604) 681-0180
Email: info@whiteknightres.com

2200 - 885 West Georgia Street, Vancouver,
British Columbia V6C 3E8

Attention: Brian D. Edgar
Fax: (604) 687-4646
Email: edgar@randedgar.com	WHITE KNIGHT RESOURCES LTD.

By:     /s/ Megan Cameron-Jones

Name:  Megan Cameron-Jones

Title:    Corporate Secretary and Director

RAND EDGAR INVESTMENT CORP.

By:     /s/ Brian D. Edgar

Name:  Brian D. Edgar

Title: Principal